K&L Gates LLP 1615 L Street, NW Suite 1200 Washington, DC 20036-5625 T 202.466.6300 www.klgates.com

April 27, 2010	Mary C. Moynihan
D 202.955.7027
F 202.835.4150
molly.moynihan@klgates.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

Columbia Acorn Trust

1933 Act Registration 002-34223

1940 Act Registration No. 811-01829

Ladies and Gentlemen:

On behalf of Columbia Acorn Trust (the “Trust”), we are transmitting for filing under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) post-effective amendment no. 86 to the Trust’s registration statement under the Securities Act, which is also amendment no. 61 to its registration statement under the 1940 Act (the “Amendment”), and each exhibit being filed.

Also, on behalf of the Trust, we hereby make the following representations:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Commission staff (“Staff”) comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

K&L Gates LLP

/s/ Mary C. Moynihan
Mary C. Moynihan